SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of April 2013

SHINHAN FINANCIAL GROUP CO., LTD.

(Translation of registrant’s name into English)

120, 2-Ga, Taepyung-Ro, Jung-Gu, Seoul 100-102, Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

Summary of FY2012 Business Report

On April 1, 2013, Shinhan Financial Group (“SFG”) filed its FY2012 Business Report (the “Business Report”) with the Financial Supervisory Service of the Republic of Korea (“Korea”) pursuant to the Financial Investment Services and Capital Market Act of Korea. This is the summary of the Business Report translated into English. Non-material or previously disclosed information are omitted or abridged.

The financial information in this report has been prepared in accordance with Korean International Financial Reporting Standards.

1. Introduction of the Group

Company History in 2009 through 2013

•	Jan. 2009: Shinhan BNP Paribas Asset Management launched through the merger of Shinhan BNP Paribas ITMC and SH Asset Management

•	Jun. 2009 : SH&C separated from SFG after SFG consummated share transfers of SH&C

•	Sep. 2009 : SBJ became an indirect subsidiary of SFG

•	Oct. 2009 : Shinhan Bank Vietnam became an indirect subsidiary of SFG

•	Nov. 2009 : Liquidated Shinhan Finance Ltd. , an indirect subsidiary of SFG

•	Dec. 2009 : Shinhan Capital Petra PEF became an indirect subsidiary of SFG

•	Jan. 2010 : Shinhan Data System became a subsidiary of SFG

•	Jun. 2010 : CHB Valuemeet 2001 First SPC was disaffiliated from SFG

•	Jun. 2010 : CHB Valuemeet 2001 Second SPC and CHB Valuemeet 2002 First SPC were disaffiliated from SFG

•	Aug. 2010 : Shinhan Macquarie Financial Advisory was disaffiliated from SFG

•	Oct. 2010 : Shinhan Maritime Private Equity Fund I became an indirect subsidiary of SFG

•	Dec. 2010 : KOFC Shinhan Frontier Champ 2010-4 PEF Investment Corp. became an indirect subsidiary of SFG

•	Feb. 2011 : Shinhan BNP Paribas Asset Management (Hong Kong) Limited became an indirect subsidiary of SFG

•	Nov. 2011 : Shinhan Bank Vietnam was merged with Shinhan Vina Bank.

•	Dec. 2011 : Shinhan Savings Bank became a subsidiary of SFG

•	Nov. 2012 : Shinhan AITAS Co., Ltd. joined SFG as a direct subsidiary

•	Jan. 2013 : Yehanbyoul Savings Bank joined SFG as a direct subsidiary.

Principal Subsidiaries under Korean Law (as of December 31, 2012)

Direct Subsidiaries

Subsidiaries	Ownership by SFG
Shinhan Bank	100.0%
Shinhan Card	100.0%
Shinhan Investment Corp.	100.0%
Shinhan Life Insurance	100.0%
Shinhan BNP Paribas Asset Management	65.0%
Shinhan Capital	100.0%
Jeju Bank 1)	68.9%
Shinhan Savings Bank	100.0%
Shinhan Data System	100.0%
Shinhan AITAS 2)	99.8%
Shinhan Credit Information	100.0%
Shinhan Private Equity Investment Management	100.0%
SHC Management 3)	100.0%

1)	Jeju Bank is currently listed on the Korea Exchange.
2)	On November 30, 2012, Shinhan AITAS Co., Ltd. joined SFG as a direct subsidiary. Prior to November 30, 2012, Shinhan AITAS was an indirect subsidiary of SFG under Shinhan Bank, a wholly-owned bank subsidiary of SFG.
3)	Currently in liquidation proceedings.
*	On January 30, 2013, Yehanbyoul Savings Bank joined SFG as a direct subsidiary.

Indirect subsidiaries held through direct subsidiaries (as of December 31, 2012)

Direct Subsidiaries	Indirect Subsidiaries	Ownership by the Parent
Shinhan Bank	Shinhan Asia Limited	100.0%
	Shinhan Bank America	100.0%
	Shinhan Bank Europe	100.0%
	Shinhan Khmer Bank Limited	90.0%
	Shinhan Bank Kazakhstan	100.0%
	Shinhan Bank China Limited	100.0%
	Shinhan Bank Canada	100.0%
	Shinhan Bank Japan	100.0%
	Shinhan Bank Vietnam	100.0%

Shinhan Investment Corp.	Shinhan Investment America Inc.	100.0%
	Shinhan Investment Europe Ltd.	100.0%
	Shinhan Investment Asia Ltd.	100.0%
	Shinhan Maritime Private Equity Fund I	7.1%
	KOFC Shinhan Frontier Champ 2010-4 PEF Investment Corp. 1)	8.5%

Shinhan BNP Paribas Asset Management	Shinhan BNP Paribas Asset Management (Hong Kong) Limited	100.0%

Shinhan Private Equity Investment Management	Shinhan NPS Private Equity Fund 1st	5.0	% 2)
	Shinhan Private Equity Fund 2nd	2.2	% 3)
	Shinhan-Stonebridge Petro Private Equity Fund	0.6	% 4)

1)	Shinhan Capital currently owns 6.5% of KOFC Shinhan Frontier Champ 2010-4 PEF Investment Corp.
2)	Shinhan Financial Group and its subsidiaries currently own 36.7% of Shinhan NPS Private Equity Fund 1st.
3)	Shinhan Financial Group and its subsidiaries currently own 32.6% of Shinhan Private Equity Fund 2nd.
4)	Shinhan Financial Group and its subsidiaries currently own 1.8% of Shinhan-Stonebridge Petro Private Equity Fund.

Number of Shares (as of December 31, 2012)

Types of Shares	Number of Shares
Common Shares	474,199,587
Redeemable Preferred Shares	11,100,000

Total	485,299,587

2. Business Results

Operation Results			(KRW billion)

	FY2012 (Jan. 1~Dec. 31)	FY2011 (Jan. 1~Dec. 31)	FY2010 (Jan. 1~Dec. 31)
Operating income	3,194.0	4,172.4	3,552.9
Equity in income(loss) of associates	27.5	57.8	15.3
Non-Operating Income(loss)	11.5	(37.6)	(138.4)
Earnings before income tax	3,233.0	4,192.6	3,429.8
Income taxes	738.9	919.9	570.4

Consolidated net income	2,494.1	3,272.6	2,859.4
Net income in majority interest	2,322.7	3,100.0	2,684.6
Net income in minority interest	171.3	172.6	174.8

Some of the totals may not sum due to rounding.

Source and Use of Funds

										(KRW billion)
		FY2012				FY2011				FY2010
		Jan. 1 ~ Dec. 31				Jan. 1 ~ Dec. 31				Jan. 1 ~ Dec. 31
Consolidated Basis (KRW billion, %)		Average Balance	Proportions (%)	Interest Paid	Interest Rate (%)	Average Balance	Proportions (%)	Interest Paid	Interest Rate (%)	Average Balance	Proportions (%)	Interest Paid	Interest Rate (%)
Source	Deposits	168,233.4	56.45	4,515.0	2.68	156,280.5	55.28	4,181.0	2.68	149,653.3	56.11	3,935.6	2.63
	Borrowings	14,027.8	4.71	271.9	1.94	14,037.4	4.97	259.2	1.85	12,403.4	4.65	250.4	2.02
	Debentures	39,765.1	13.34	1,740.2	4.38	40,017.2	14.16	1,942.9	4.86	40,356.3	15.13	2,041.2	5.06
	Other Liabilities	48,172.5	16.16	—	—	44,174.6	15.63	—	—	38,446.2	14.41	—	—
	Total Liabilities	270,198.8	90.66	—	—	254,509.7	90.03	—	—	240,859.2	90.30	—	—
	Total Stockholder’s Equity	27,843.7	9.34	—	—	28,184.6	9.97	—	—	25,872.4	9.70	—	—
	Total Liabilities & SE	298,042.5	100.00	—	—	282,694.3	100.00	—	—	266,731.6	100.00	—	—

Use	Currency & Due from Banks	15,956.9	5.35	242.4	1.52	14,396.1	5.09	248.6	1.73	14,457.1	5.42	168.5	1.17
	Loans	195,495.2	65.59	11,273.2	5.77	186,828.2	66.09	11,265.3	6.03	174,360.4	65.37	10,561.5	6.06
	Loans in KRW	150,164.5	50.38	8,298.7	5.53	143,097.0	50.62	8,281.2	5.79	135,645.6	50.85	7,632.4	5.63
	Loans in Foreign Currency	10,347.1	3.47	439.1	4.24	9,510.8	3.36	379.1	3.99	8,940.8	3.35	377.3	4.22
	Credit Card Accounts	17,507.8	5.87	1,834.0	10.48	17,740.2	6.28	1,887.5	10.64	16,278.4	6.10	1,794.8	11.03
	Others	17,475.7	5.86	701.5	4.01	16,480.2	5.83	717.5	4.35	13,495.8	5.06	756.9	5.61
	AFS Financial Assets	30,198.0	10.13	1,152.3	3.82	25,588.5	9.05	1,025.9	4.01	22,045.7	8.27	953.6	4.33
	HTM Financial Assets	11,790.4	3.96	594.6	5.04	12,307.7	4.35	642.9	5.22	12,899.1	4.84	687.4	5.33
	Other Assets	44,602.1	14.97	—	—	43,573.8	15.41	—	—	42,969.3	16.11	—	—
	Total Assets	298,042.5	100.00	—	—	282,694.3	100.00	—	—	266,731.6	100.00	—	—

1)	The “Average Balance” is the arithmetic mean of the ending balance of each quarter.

Other Financial Information

1) Capital Adequacy

Consolidated BIS Ratio (Shinhan Financial Group)			(KRW billion)

	Dec. 31, 2012	Dec. 31, 2011	Dec. 31, 2010
Aggregate Amount of Equity Capital (A)	25,075.7	22,315.4	23,369.7

Risk-Weighted Assets (B)	201,184.4	195,579.4	188,785.7

BIS Ratio (A/B) 1)	12.46%	11.41%	12.38%

1)	Based on Basel I.
2)	BIS ratio for Dec. 31, 2010 based on Korean GAAP is 12.77%

Capital Adequacy Ratios (Subsidiaries)				(%)

Subsidiary	Capital Adequacy Ratio	Dec. 31, 2012	Dec. 31, 2011	Dec. 31, 2010
Shinhan Bank 1)	BIS Capital Adequacy Ratio	15.83	15.26	15.47
Jeju Bank 1)	BIS Capital Adequacy Ratio	15.89	13.27	13.40
Shinhan Card 2)	Adjusted Equity Capital Ratio	27.43	25.81	24.99
Shinhan Investment Corp. 2)	Net Capital Ratio	666.34	700.78	658.31
Shinhan Life Insurance 2)	Risk Based Capital Ratio	287.70	324.02	397.93
Shinhan BNPP AM 2)	Net Capital Ratio	583.21	599.73	708.31
Shinhan Capital 2)	Adjusted Equity Capital Ratio	14.98	14.90	14.23
Shinhan Savings Bank	BIS Capital Adequacy Ratio	15.20	n/a	n/a

-	The BIS Capital Adequacy Ratio is computed in accordance with the guidelines issued by the FSS for commercial banks. Under these guidelines, commercial banks are required to maintain a minimum capital adequacy ratio of 8%.
-	Basel II FIRB was applied in calculating Shinhan Bank’s BIS Capital Adequacy Ratios.
-	Basel II TSA was applied in calculating Jeju Bank’s BIS Capital Adequacy Ratios.
-	Basel I was applied in calculating Shinhan Savings Bank’s BIS Capital Adequacy Ratios.
-	The Adjusted Equity Capital Ratio represents the ratio of total adjusted shareholder’s equity to total adjusted assets and is computed in accordance with the guidelines issued by FSS. Under these guidelines, Shinhan Card and Shinhan Capital are required to maintain a minimum adjusted equity capital ratio of 8%.
-	Net Capital Ratio is computed in accordance with the guidelines issued by the FSS. Under these guidelines, Shinhan Investment Corporation and Shinhan BNP Paribas Asset Management are required to maintain a minimum net capital ratio of 100%.
-	Under the guidelines issued by the FSS, Shinhan Life Insurance is required to maintain a minimum RBC ratio of 100%.
1)	Capital adequacy ratios for Dec. 31, 2010 based on K-GAAP is as follows:
Shinhan Bank: 15.93%, Jeju Bank: 14.18%
2)	Capital adequacy ratios of Shinhan Card, Shinhan Investment Corp., Shinhan Life Insurance, Shinhan BNPP AM, and Shinhan Capital for Dec. 31, 2010 are based on K-GAAP.

2) Liquidity Ratios

Won Liquidity Ratio									(KRW billion, %)

Company	Dec. 31, 2012			Dec. 31, 2011			Dec. 31. 2010
	Won Assets	Won Liabilities	Won Liquidity Ratio(%)	Won Assets	Won Liabilities	Won Liquidity Ratio(%)	Won Assets	Won Liabilities	Won Liquidity Ratio(%)
Shinhan Financial Group	189.1	93.4	202.6	4,225.5	3,911.2	108.0	972.6	246.0	395.3
Shinhan Bank	56,506.3	41,131.1	137.4	56,609.5	46,635.4	121.4	54,646.2	45,786.9	119.3
Shinhan Card	15,472.3	3,420.9	452.3	15,417.2	3,417.5	451.1	13,160.9	3,450.1	381.5
Shinhan Investment Corp.	9,358.8	6,725.4	139.2	6,161.4	5,036.5	122.3	6,615.7	5,293.5	125.0
Shinhan Life Insurance	969.1	377.2	256.9	843.5	341.5	247.0	517.3	254.7	203.1
Shinhan Capital	587.5	161.3	364.1	519.0	147.9	350.8	758.8	295.0	257.2
Jeju Bank	9,984.0	6,511.8	153.3	982.2	686.2	143.1	899.3	618.8	145.3
Shinhan Savings Bank	299.4	151.8	197.3	—	—	—	—	—	—

1)	Shinhan Financial Group, Shinhan Bank, Jeju Bank: Due within 1 month
2)	Shinhan Life Insurance: (Won assets due within 3 months /3 months average of Claim payments )*100
3)	Shinhan Card, Shinhan Investment Corp., Shinhan Capital, Shinhan Savings Bank: Due within 3 months

Foreign Currency (FC) Liquidity Ratio							(KRW billion, %)

Company	Dec. 31, 2012			Dec. 31, 2011			Dec. 31, 2010
	FC Assets	FC Liabilities	FC Liquidity Ratio	FC Assets	FC Liabilities	FC Liquidity Ratio	FC Assets	FC Liabilities	FC Liquidity Ratio
Shinhan Financial Group	—	—	—	—	—	—	—	—	—
Shinhan Bank	25,501.1	20,005.1	127.5	25,887.9	22,254.2	116.3	24,238.7	23,092.8	105.0
Shinhan Investment Corp.	482.9	446.8	108.1	23.3	23.5	99.0	11.5	10.3	111.5
Shinhan Capital	108.1	71.4	151.4	51.5	21.9	235.7	333.5	285.0	117.0
Jeju Bank	11.4	6.1	186.8	15.4	9.4	164.3	13.0	10.5	123.8

1)	Foreign currency liquidity ratios are computed with assets and liabilities due within 3 months
2)	Shinhan Bank’s foreign currency liquidity ratio reflected securitization weight with the guidelines issued by the FSS

3) Asset Quality

SFG Consolidated Basis			(KRW billion, %)

	Dec. 31, 2012	Dec. 31, 2011	Dec. 31, 2010
Total Loans	203,155.4	201,245.9	184,676.3
Substandard & Below	2,718.9	2,587.1	2,736.8
Substandard & Below Ratio	1.34	1.29	1.48
Non-Performing Loans	2,173.3	1,903.5	1,977.7
NPL Ratio	1.07	0.95	1.07
Substandard & Below Coverage Ratio	169.06	162.19	132.80
Loan Loss Allowance 1)	4,596.5	4,196.0	3,634.5
Substandard & Below Loans	2,718.9	2,587.1	2,736.8

1)	Including reserve for credit losses.

Separate Basis									(%)

	Dec. 31, 2012			Dec. 31, 2011			Dec. 31, 2010
	Substandard & Below Ratio	NPL Ratio	Substandard & Below Coverage Ratio 1)	Substandard & Below Ratio	NPL Ratio	Substandard & Below Coverage Ratio 1)	Substandard & Below Ratio	NPL Ratio	Substandard & Below Coverage Ratio 1)
Shinhan Financial Group	—	—	—	—	—	—	—	—	—
Shinhan Bank	1.08	0.87	170.55	1.09	0.82	166.11	1.31	0.91	133.10
Shinhan Card	2.14	1.64	248.83	1.69	1.26	236.08	1.90	1.44	182.65
Shinhan Investment Corp.	11.17	11.18	77.61	16.97	16.92	71.46	12.29	12.29	82.41
Shinhan Life Insurance	0.50	0.26	361.33	0.45	0.23	280.64	0.62	1.48	226.89
Shinhan Capital	2.98	1.91	95.84	2.79	1.31	82.85	2.38	1.86	80.44
Jeju Bank	1.49	1.47	102.90	1.62	1.03	93.73	1.57	1.28	113.74
Shinhan Savings Bank	31.71	31.71	38.30	—	—	—	—	—	—

1)	Including reserve for credit losses.

4) Write-Offs & Provision for Credit Losses

<SFG Consolidated Basis>			(KRW billion)

	Dec. 31, 2012	Dec. 31, 2011	Dec. 31, 2010
Allowance for loan losses	2,893.0	2,729.1	2,993.3
Allowance for acceptances and guarantees	77.8	85.8	171.0
Allowance for unused loan commitments	415.4	444.8	462.5
Other allowance	253.6	339.0	225.9
Total allowance	3,639.8	3,598.7	3,852.7
Write-offs	1,417.2	1,382.1	1,284.7

<Shinhan Bank>			(KRW billion)

	Dec. 31, 2012	Dec. 31, 2011	Dec. 31, 2010
Allowance for loan losses	1,649.0	1,580.9	1,803.8
Allowance for acceptances and guarantees	112.8	109.5	208.7
Allowance for unused loan commitments	78.1	85.2	85.8
Other allowance	168.8	256.2	155.4
Total allowance	2,008.7	2,031.8	2,253.8
Write-offs	695.6	811.8	773.1

<Shinhan Card>			(KRW billion)

	Dec. 31, 2012	Dec. 31, 2011	Dec. 31, 2010
Allowance for loan losses	777.4	706.2	703.8
Allowance for acceptances and guarantees	—	—	—
Allowance for unused loan commitments	328.5	345.3	367.5
Other allowance	46.7	50.6	42.5
Total allowance	1,152.6	1,102.1	1,113.8
Write-offs	511.6	451.5	436.8

5) Debt to Equity Ratios

Shinhan Financial Group (Separate Basis)			(KRW billion)

	Dec. 31, 2012	Dec. 31, 2011 1)	Dec. 31, 2010
Debt	7,546.0	11,413.4	6,907.6
Equity	19,666.9	19,430.8	20,753.0
Debt to Equity Ratio	38.37%	58.74%	33.29%

1)	Upon the resolution of Board of Directors to redeem Series 10 redeemable preferred shares and Series 11 convertible redeemable preferred shares held on December 15, 2011, KRW 3.75 trillion capital decrease and liability increase reflected on Debt to Equity Ratio.

Twenty Largest Exposures by Borrower						(KRW billion)

As of Dec. 31, 2012 Consolidated basis	Loans in Won	Loans in Foreign Currency	Securities	Guarantees and Acceptances	Others	Total Exposures
Ministry of Strategy & Finance	—	—	8,139	—	—	8,139
Bank of Korea	2,560	—	4,628	—	—	7,188
Industrial Bank of Korea	503	44	2,885	—	—	3,432
Hyundai Heavy Industries Co., Ltd.	28	109	538	2,739	—	3,414
Korea Development Bank	12	92	3,132	—	—	3,237
Korea Finance Corporation	—	—	3,028	—	—	3,028
Korea Deposit Insurance Corporation	—	—	2,978	—	—	2,978
Korea Land & Housing Corporation	—	—	1,842	—	—	1,842
Samsung Heavy Industries Co., Ltd.	—	82	61	1,484	—	1,626
Korea Securities Finance Corporation	31	—	1,329	—	—	1,360
Woori Bank	319	39	956	3	—	1,318
Nonghyup Bank	90	—	910	—	—	1,000
POSCO	36	189	712	28	—	965
Songdo Cosmopolitan City Development Inc.	888	—	—	—	—	888
Samsung C&T Corporation	41	56	461	304	—	861
KEPCO	1	—	828	8	—	837
Korea EximBank	—	—	836	—	—	836
Hana Bank	32	42	760	—	—	834
Kookmin Bank	144	5	678	—	—	827
Hyundai Samho Heavy Industries Co., Ltd.	—	19	50	704	—	773

Total	4,685	677	34,753	5,269	—	45,384

Some of the totals may not sum due to rounding

Exposure to ten Main Debtor Groups						(KRW billion)

As of Dec. 31, 2012 Consolidated basis	Loans in Won	Loans in Foreign Currency	Securities	Guarantees and Acceptances	Others	Total Exposures
Hyundai Heavy Industries	134	207	600	3,731	—	4,672
Samsung	338	902	1,196	2,117	—	4,553
Hyundai Motors	1,370	1,458	757	334	—	3,919
SK	689	774	1,151	1,005	—	3,618
LG	1,510	326	275	77	—	2,188
POSCO	217	338	830	342	—	1,726
Lotte	361	120	684	333	1	1,498
GS	268	274	227	270	—	1,040
LS	189	308	197	309	—	1,004
Hyosung	251	463	17	147	—	878

Total	5,327	5,170	5,933	8,665	1	25,097

Some of the totals may not sum due to rounding

Loan and due from banks Concentration by Industry		(KRW billion)

As of Dec. 31, 2012 Consolidated basis	Total Exposures
	Amount	Weight (%)
Finance and Insurance	52,782	19.84%
Manufacturing	35,179	13.22%
Retail and wholesale	12,534	4.71%
Real Estate, leasing and service	19,475	7.32%
Construction	5,008	1.88%
Hotel and leisure	4,215	1.58%
Others	38,328	14.40%
Consumers	98,558	37.04%

Total	266,079	100%

*	Including deposits, loans, and securities

Top Twenty Non-Performing Loans

			(KRW billion)

Borrower	Industry	Gross Principal Outstanding	Allowance for Loan Losses
A	Development and Subdividing of Residential Buildings	116	26
B	Building of Steel Ships	43	19
C	Office and Commercial Building Construction	40	30
D	Development and Subdividing of Residential Buildings	37	2
E	Manufacture of Television	35	32
F	Manufacture of Other Paper and Paperboard	34	15
G	Renting of Non-Residential Buildings	31	2
H	Development and Subdividing of Residential Buildings	30	22
I	Other Civil Engineering Construction	29	26
J	Development and Subdividing of Residential Buildings	27	0
K	Manufacture of Synthetic Resin and Other Plastic Materials	25	2
L	Development and Subdividing of Residential Buildings	23	2
M	Manufacture of Sections for Ships	22	0
N	Building of Steel Ships	21	2
O	Manufacture of Other Basic Iron and Steel n. e. c.	20	14
P	Construction of Highways, Streets and Roads	19	11
Q	Other Cast of Non-ferrous Metals	18	3
R	Non-Financial Holding Companies	18	18
S	Renting of Non-Residential Buildings	18	0
T	Real Estate Consultancy and Brokerage	17	2

	Total	623	227

1)	Consolidated basis as of Dec. 31, 2012.
2)	Non-Performing Loans are defined as loans past due longer than 90 days.
3)	Some of the totals may not sum due to rounding.

3. Independent Auditor

Audit Opinion for the last 3 years

	FY 2012	FY 2011	FY 2010
Audit Opinion	Unqualified	Unqualified	Unqualified

Compensation to the Independent Auditor for Audit and Review Services

The following is a description of the fees for audit and review services performed by our independent auditor for the last three years in connection with our financial statements preparation.

Year	Auditor	Payment (KRW mil.)	Details	Working hours

2012	KPMG Samjong Accounting Corp.	498	Review/Audit of Financial Statements	6,380 hours

2011	KPMG Samjong Accounting Corp.	487	Review/Audit of Financial Statements	9,016 hours

2010	KPMG Samjong Accounting Corp.	366	Review/Audit of Financial Statements	4,650 hours

4. Directors, Executive Officers and Employees

Directors and Executive Officers

1) Executive Directors

Name	Month and Year of Birth	Position	Service Term
Dong Woo Han	Nov. 1948	- Chairman of Shinhan Financial Group - Board Steering Committee Member - Corporate Governance & CEO Recommendation Committee Member	3 years starting from March 23, 2011

2) Non-Executive Directors

Currently, 11 non-executive directors are in office, 10 of which outside directors who are nominated by our Outside Director Recommendation Committee and appointed pursuant to the approval of general shareholders’ meeting.

9 outside directors were appointed as board of directors at the 12th Annual General Meeting of Shareholders on March 28, 2013, of which 8 directors renewed their terms and 1 director newly appointed.

Our non-executive directors are as follows:

Name	Month and Year of Birth	Outside Director	Sub-Committees	Service Term

Jin Won Suh	April 1951	X	—	4 years starting from March 23, 2011

Taeeun Kwon	January 1941	O	Audit Committee member Corporate Governance & CEO Recommendation Committee member	3 years starting from March 23, 2011

Kee Young Kim	October 1937	O	Board Steering Committee member Risk Management Committee member Corporate Governance & CEO Recommendation Committee member	3 years starting from March 23, 2011

Seok Won Kim	April 1947	O	Board Steering Committee member Audit Committee member	3 years starting from March 23, 2011

Hoon Namkoong	June 1947	O	Chairman of Board of Directors Risk Management Committee member Compensation Committee member Corporate Governance & CEO Recommendation Committee member	3 years starting from March 23, 2011

Boo In Ko	December 1941	O	Board Steering Committee member Corporate Governance & CEO Recommendation Committee member	2 years starting from March 28, 2013

Sang-Kyeong Lee	September 1945	O	Audit Committee member Compensation Committee Chair	2 years starting from March 29, 2012

Ke Sop Yun	May 1945	O	Audit Committee Chair Compensation Committee member	5 years starting from March 17, 2009

Jung Il Lee	August 1952	O	Compensation Committee member	3 years starting from March 23, 2011

Haruki Hirakawa	November 1964	O	Board Steering Committee member	3 years starting from March 23, 2011

Philippe Aguignier	September 1957	O	Risk Management Committee member Corporate Governance & CEO Recommendation Committee member	4 years starting from March 24, 2010

3) Executive Officers

In addition to the executive directors, we currently have the following executive officers:

Name	Month and Year of Birth	Position	In charge of

Buhmsoo Choi	Aug. 1956	Deputy President	- Strategic Planning Team - Global Business Strategy Team - Shinhan FSB Research Institute

Sung Ho Wi	June 1958	Deputy President	- Wealth Management Planning Office

Dong Hwan Lee	Sep. 1959	Deputy President	- Corporate & Investment Banking Planning Office

Jae-Gwang Soh	Aug. 1961	Deputy President	- Synergy Management Team - Information & Technology Planning Team - Smart Finance Team - Audit Team

Jung Kee Min	Mar. 1959	Deputy President & Chief Financial Officer	- Finance Management Team - Investor Relations Team - HR Team

Sin Gee Lee	July 1956	Deputy President	- Public Relations Team - CSR & Culture Management Team - General Affairs Team

Bo Hyuk Yim	Mar. 1961	Managing Director	- Risk Management Team

Woo Gyun Park	Mar. 1959	Managing Director	- Compliance Team

Byung chul Lim	Jan. 1964	Managing Director	- Shinhan FSB Research Institute

Stock Options					(As of Feb. 28, 2013)

	No. of Granted Options (A)	No. of Exercised Options (B)	No. of Cancelled Options (C)	No. of Exercisable Options (D = A – B – C)	Exercise Price (KRW)
Granted in 2005	2,620,331	2,266,642	251,300	102,389	28,006
Granted in 2006	3,206,173	996,722	480,300	1,729,151	38,829
Granted in 2007	1,231,169	0	205,313	1,025,856	54,560
Granted in 2008	805,174	0	185,396	619,778	49,053

Total	7,862,847	3,263,364	1,122,309	3,477,174	—

Note	1) The weighted-average exercise price of outstanding exercisable options as of Feb. 28, 2013 is KRW 44,974.
2) The closing price of our common stock was KRW 42,650 on Feb. 28, 2013.

Employees				(As of Dec. 31, 2012)

Gender	Number of Employees	Average length of Service	Total Salaries and wages paid in 2012 (KRW million)	Average Payment per person (KRW million)
Male	127	2 yrs 5 mths	15,198	120
Female	28	3 yrs 4 mths	1,870	67

Total	155	2 yrs 7 mths	17,068	110

Note 1)	Average length of service including service within group subsidiaries as of Dec. 31, 2012 is Male 13 yrs 3 mths and Female 7yrs 4 mths, whereas total average is 12yrs 2mths.

2)	Total salaries and average payment per person excludes retired employees. Including retired employees, total salaries paid stands at KRW19,412 million and average payment per person KRW99million.

5. Major Shareholder and Market Price Information of our Common Shares and ADRs

Major Shareholders1) of Shinhan Financial Group as of Dec. 31, 2012

Name	No. of Common Shares owned	Ownership%
National Pension Service	34,506,886	7.28%
BNP Paribas	30,106,276	6.35%

1)	Shareholders who own beneficial ownership of 5% or more(common share basis).
2)	In addition to the common share holdings, National Pension Service holds a total of 2,000,000 shares of Shinhan Financial Group’s series 12 non-voting redeemable preferred stock as of Dec. 31, 2012.

Share ownership of Employee Stock Ownership Association

Beginning Balance (Jan. 1, 2012)	Increase	Decrease	Ending Balance (Dec. 31, 2012)	Ownership%1) (Dec. 31, 2012)
16,974,245	3,618,670	1,805,848	18,787,067	3.96%

1)	Common share basis.

Common Share Traded on the Korea Exchange							(KRW, number of shares)

		Jul. 2012	Aug. 2012	Sep. 2012	Oct. 2012	Nov. 2012	Dec. 2012	Jan. 2013	Feb. 2013
Price per share	High	40,900	37,600	39,350	38,700	38,000	38,950	42,150	42,650
	Low	33,350	34,250	34,500	36,750	33,550	34,100	38,900	39,200
	Avg.	36,970	36,367	37,020	37,652	35,355	37,017	40,302	40,884
Trading Volume		29,538,364	29,398,615	30,282,383	16,965,939	20,246,247	21,836,849	22,521,117	19,289,381
Highest Daily Trading Volume		2,623,823	2,479,453	3,497,457	1,531,700	1,711,287	2,242,260	1,982,508	2,245,654
Lowest Daily Trading Volume		587,270	594,170	551,598	396,731	461,578	587,830	499,305	568,054

American Depositary Receipts traded on the New York Stock Exchange							(USD, number of shares)

		Jul. 2012	Aug. 2012	Sep. 2012	Oct. 2012	Nov. 2012	Dec. 2012	Jan. 2013	Feb. 2013
Price per share	High	72.84	66.30	69.90	34.97	34.84	36.64	39.01	38.86
	Low	58.54	61.83	60.77	33.07	31.25	31.42	37.02	35.89
	Avg.	64.74	64.41	66.17	33.95	32.59	34.44	37.84	37.40
Trading Volume		593,047	848,141	565,578	974,446	1,073,368	1,251,615	1,595,732	1,294,323
Highest Daily Trading Volume		57,657	205,904	69,439	87,800	145,651	211,507	263,937	143,978
Lowest Daily Trading Volume		9,613	7,520	9,852	11,364	26,591	22,122	23,475	37,682

1)	Shinhan Financial Group changed the ratio on its American Depositary Receipts (ADRs) from one (1) ADR representing two (2) common shares to one (1) ADR representing one (1) common share effective October 15, 2012.
2)	Figures from July 2012 to September 2012 reflect the previous ratio (2:1), whereas figures for October 2012 reflect the changed ratio(1:1).

6. Related Party Transactions

Loans to Subsidiaries								(KRW billion)

Subsidiary	Loan Type	Origination Date	Maturity Date	Lending Rate	Beginning Balance (Jan. 1, 2012)	Decrease	Increase	Ending Balance (Dec. 31, 2012)
Shinhan Investment Corp.	Loans in KRW	2006-07-31	2012-01-31	5.64%	100.0	100.0	—	—
	Loans in KRW	2012-01-30	2017-01-30	4.11%	—	—	100.0	100.0
	Loans in KRW	2012-06-28	2017-06-28	3.84%	—	—	100.0	100.0

Shinhan Card	Loans in KRW	2010-10-29	2015-10-29	4.37%	100.0	—	—	100.0
	Loans in KRW	2011-01-28	2016-01-28	4.91%	100.0	—	—	100.0
	Loans in KRW	2011-02-24	2016-02-24	4.82%	250.0	—	—	250.0
	Loans in KRW	2011-05-17	2016-05-17	4.47%	100.0	—	—	100.0
	Loans in KRW	2012-03-14	2017-03-14	4.12%	—	—	150.0	150.0

Shinhan Capital	Loans in KRW	2007-03-23	2012-03-23	5.48%	50.0	50.0	—	—
	Loans in KRW	2007-06-08	2012-06-08	5.95%	50.0	50.0	—	—
	Loans in KRW	2008-01-23	2013-01-23	6.60%	50.0	—	—	50.0
	Loans in KRW	2010-09-28	2013-09-28	4.12%	100.0	—	—	100.0
	Loans in KRW	2011-01-28	2014-01-28	4.53%	50.0	—	—	50.0
	Loans in KRW	2011-04-29	2016-04-29	4.65%	100.0	—	—	100.0
	Loans in KRW	2011-05-17	2016-05-17	4.47%	50.0	—	—	50.0
	Loans in KRW	2012-03-14	2017-03-14	4.12%	—	—	50.0	50.0
	Loans in KRW	2012-12-14	2017-12-14	3.33%	—	—	50.0	50.0

Shinhan PE Investment Management	Loans in KRW	2011-08-12	2012-08-10	4.09%	5.0	5.0	—	—
	Loans in KRW	2012-08-10	2013-08-09	4.09%	—	—	5.0	5.0
	Loans in KRW	2012-11-27	2013-11-27	3.07%	—	—	5.0	5.0

Total					1,105.0	205.0	460.0	1,360.0

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SHINHAN FINANCIAL GROUP CO., LTD.

/s/ Jung Kee Min
Name: Jung Kee Min
Title: Chief Financial Officer

Date: April 1, 2013